Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Production Results for Third Quarter, 2009;
Produces 661,903 oz Silver (Up 6%) and 3,604 oz Gold (Up 46%)
Compared to Q3, 2008;

Vancouver, BC, Canada – October 19, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX:EDR)(TSX:EDR.WT)(NYSE Amex:EXK)(DBFrankfurt:EJD) announced today that silver production for the Third Quarter, 2009 from the Company’s two operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State, totalled 661,903 ounces (oz) silver, up 6% compared to Q3, 2008.

Gold production also rose in the Third Quarter, 2009, up 46% to 3,604 oz compared to Q3, 2008, resulting in silver-equivalent production rising 14% to 878,143 oz compared to Q3, 2008 (assuming a 60:1 silver:gold ratio - base metals not included as silver-equivalents).

The Q3, 2009 production data is outlined in the table below:

	Tonnes	Tonnes per day	Grade Ag g/t	Grade Au g/t	Silver Equivalent g/t (oz/T)	Silver Ounces	Gold Ounces	Recovery Ag %	Recovery Au %
Guanacevi	54,791	596	317	0.69	358 (11.5)	457,609	1,109	81.9	91.2
Guanajuato	38,485	485	206	2.45	353 (11.3)	204,294	2,495	80.2	82.3
Combined	93,276	1,014	271	1.42	356 (11.5)	661,903	3,604	81.4	84.6
*the tonnes per day at Guanajuato are based on a 6 day work week.

Bradford Cooke, Chairman and CEO, stated, “Endeavour posted another strong quarter of production growth in Q3, 2009.  With tonnage throughput, ore grades and metal recoveries all continuing to improve at both Guanacevi and Guanajuato, we foresee another record quarter for production in Q4, 2009.”

Endeavour forecasts its silver production will climb sharply in the Fourth Quarter of 2009 as this year’s capital expansion programs are now largely completed.  Silver production is on schedule for the year even though there was a one week shut-down by Presidential decree in May due to the H1N1 virus, and several unexpected outages on the local power grid at Guanacevi, management anticipates mine outperformance in Q4 should allow the Company to meet its annual production target barring any further unforeseen circumstances.

Production at Guanacevi comes primarily from the North Porvenir Mine, although Porvenir Dos production continues to grow as the ramp advances and new levels are accessed. At Guanajuato, the Lucero vein continues to contribute 60% of the production with the balance coming from Cebada and Bolanitos.

Recent development on the Bolanitos vein in Guanajuato  has outlined a zone that is 55 meters along strike averaging 3.68 meters wide grading 219 g/t Ag and 4.25 g/t Au (Silver equivalent is 474 g/t Ag eq. or 15.25 oz/T Ag eq.).  This development is accessing an area outlined during the 2008 exploration drilling program.  The drill hole intercepts indicate that the zone will continue for another 50 meters, although the zone is still open along strike and down dip.

Recent developments at Porvenir 2 in Guanacevi has continued accessing ore on 2 levels with average width of 2.68 meters grading 416 g/t Ag and 0.75 g/t Au (461 g/t Ag eq. or 14.8 oz/T Ag eq.) on the 3401 level for a length of 213 meters and on the second level (3402) the average width is 2.28 meters grading 501 g/t Ag and 0.86 g/t Au (553 g/t Ag eq. or 17.8 oz/T Ag eq.) over a length of 185 meters.  The silver equivalents are calculated using 60:1 silver to gold ratio with no base metals included in the calculation.

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this news release and oversaw the mining operations.

Endeavour Silver Corp is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of growing silver production and resources.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Godfrey Walton"

GODFREY WALTON
President and Chief Operating Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.